(d)(2)(M)(v)

February 28, 2011

Christine James

123 South Broad Street

9th Floor

Philadelphia, PA 19109

Dear Ms. James:

On Friday, January 14, 2011, the Board of Trustees (the “Board”) of ING Investors Trust voted to replace Wells Capital Management, Inc. (“Wells Capital Management”) as Sub-Adviser to the ING Wells Fargo Health Care Portfolio (the “Portfolio”) and to terminate the Sub-Advisory Agreement (the “Agreement”) with Wells Capital Management in accordance with Section 16 of the Agreement, effective at the close of business on April 28, 2011.

Pursuant to Section 16 of the Agreement, it may be terminated with respect to the Portfolio at any time, without penalty, by the Board, upon 60 days’ written notice.  This letter shall serve as the 60 days’ written notice under Section 16.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust